U.  S.  SECURITIES  AND  EXCHANGE  COMMISSION
                          Washington,  D.C.  20549

                                 FORM  10-SB/A

                               Amendment No. 2

               GENERAL  FORM  FOR  REGISTRATION  OF  SECURITIES  OF
                           SMALL  BUSINESS  ISSUERS

     Under  Section  12(b)  or  (g)  of  the  Securities  Exchange  Act  of 1934

                      INTERACTIVE  MULTIMEDIA  NETWORK,  INC.
               (Name  of  Small  Business  Issuer  in  Its  Charter)

              Delaware                                      65-0488983
(State  of Other Jurisdiction of               (IRS Employer Identification No.)
Incorporation  or  Organization)

3163  Kennedy  Boulevard,  Jersey  City,  New  Jersey            07306
 (Address  of  Principal  Executive  Offices)                 (Zip  Code)

     Telephone  (201)  217-4137
     Facsimile  (201)  798-4627
     (Registrant's  Telephone  Number,  including  Area  Code)

     With  copies  to:  Irving  Rothstein,  Esq.
     Heller,  Horowitz  &  Feit,  P.C.
     292  Madison  Avenue
     New  York,  New  York  10017
     Tel.  (212)  685-7600   Fax.  (212)696-9459

     Securities  to  be  registered  pursuant  to  Section  12(b)  of  the  Act:

     None.

     Securities  to  be  registered  pursuant  to  Section  12(g)  of  the  Act:

     Preferred  Stock,  par  value  $0.001
     Common  Stock,  par  value  $0.001

DESCRIPTION                                                           PAGE

PART  I

ITEM  1  DESCRIPTION  OF  BUSINESS                                        3
ITEM  2  MANAGEMENT'S  DISCUSSION  AND  ANALYSIS  OR
         PLAN  OF  OPERATION                                              7
ITEM  3  DESCRIPTION  OF  PROPERTY                                       11
ITEM  4  SECURITY  OWNERSHIP  OF  CERTAIN  BENEFICIAL
         OWNERS  AND  MANAGEMENT                                         11
ITEM  5  DIRECTORS,  EXECUTIVE  OFFICERS,  PROMOTERS
         AND  CONTROL  PERSONS  OWNING  MORE  THAN  10%                  12
ITEM  6  EXECUTIVE  COMPENSATION                                         12
ITEM  7  CERTAIN  RELATIONSHIPS  AND  RELATED  TRANSACTIONS              13
ITEM  8  DESCRIPTION  OF  SECURITIES                                     14

PART  II

ITEM  1  MARKET  PRICE  OF  AND  DIVIDENDS  ON  THE  REGISTRANT'S
        COMMON  EQUITY  AND  OTHER  SHAREHOLDER  MATTERS                 15
ITEM  2  LEGAL  PROCEEDINGS                                              16
ITEM  3  CHANGES  IN  AND  DISAGREEMENTS  WITH  ACCOUNTANTS              16
ITEM  4  RECENT  SALES  OF  UNREGISTERED  SECURITIES                     16
ITEM  5  INDEMNIFICATION  OF  DIRECTORS  AND  OFFICERS                   20

PART  F/S                                                                21

PART  III

ITEM  1  INDEX  TO  EXHIBITS                                             35
ITEM  2  DESCRIPTION  OF  EXHIBITS                                       35
SIGNATURES                                                               35

     PART  I

ITEM  I  -  DESCRIPTION  OF  BUSINESS

INTRODUCTION

     The Company is an Internet based marketing company. The Company's primary business activity is marketing through multiple media channels for the purpose of facilitating on-line purchases of a variety of products and services. The Company markets products and services primarily for itself (85%) and sometimes for others (15%). In both cases it utilizes Interactive Convergence which is the simultaneous utilization of television, the Internet and retail exposure to promote a product or service. The Company uses multiple channels of distribution, such as the Internet, online computer services, broadcast, cable and satellite television and retail exposure, for the introduction of new products, new services, inventions and concepts. In addition to marketing other people's products or services for a fee, the Company also sells cars, trucks and sport utility vehicles directly to consumers through two wholly-owned subsidiaries.

     The principal executive offices of the Company are located at 3163 Kennedy Boulevard, Jersey City, New Jersey, tel. (201) 217-4137. The Company's stock symbol on the Over-the-Counter Bulletin Board is "IMNI". As of January 13, 2000, the Company's stock was removed from the over the counter bulletin board and it is presently traded on the "Pink Sheets". Upon acceptance of this filing by the Securities and Exchange Commission the Company anticipates being reinstated.

HISTORY

     The Company was incorporated in the State of New Jersey on March 4, 1994. On June 13, 1995, the New Jersey corporation migrated to Delaware via a merger with a Delaware corporation formed for that purpose. There are 5,000,000 shares of preferred stock authorized of which none are presently issued and outstanding and there are 25,000,000 shares of common stock authorized of which 6,615,464 were issued and outstanding as of September 30, 1999.

     The Company has three subsidiaries. AutoSmartUSA, Inc. and AutoSmartUSA Leasing, Inc. are both wholly-owned subsidiaries. These subsidiaries operate in tandem to operate the vehicle sales operations of the Company. CPM Associates Holding Corp., a wholly-owned subsidiary owns an 80% interest in Contracting, Planning and Management Associates, Inc., which, prior to its Chapter 7
Bankruptcy proceeding, operated the architectural wood products and store fixture business of the Company.

BUSINESS  ACTIVITIES

     For its clients, the Company provides complete marketing plans enabling individuals or entities that contract with the Company an advertising program specifically tailored to their products or services and their budget. This includes recommended media buys, target demographics, print, television,
Internet advertising and other necessary information and plans to attempt to successfully bring that product or service to market. Certain larger clients only require that the Company design and produce a web site for them to host on their own site. Others require the Company to also host the site, provide all of the necessary e-commerce tools and provide the telemarketing/customer service functions as well. For small to medium size companies the Company can function as their marketing department and for larger companies the Company can function to augment their existing marketing programs. The Company uses television, the Internet and retail exposure simultaneously, to promote sales and brand awareness for its clients' products and services. One avenue which the Company uses is through the Internet web site known as Shop-the-Net.com
(www.shop-the-net.com), which is a site owned and operated by the Company. "Shop-The-Net"' is a virtual shopping mall available over the World Wide Web. In this mall, the Company rents showroom space to companies and individuals. A showroom is a section of the mall wherein a client's product and/or services are highlighted and available for sale. There are approximately 45 clients represented in Shop-the-Net.com, offering approximately 500 different products. Less than 5% of the Company's revenue is derived from Shop-the-Net.com.

     In February 1999, the Company formed two wholly-owned subsidiaries, AutoSmart USA, Inc., a Nevada corporation and AutoSmart USA Leasing, Inc., a Florida corporation, collectively, AutoSmartUSA. AutoSmartUSA sells cars, trucks and sport utility vehicles through the Internet at another of the Company's websites, www.autosmartusa.com, and through a walk-in new car showroom located in Pompano Beach, Florida.

     AutoSmartUSA sells and leases all models of new cars, trucks and SUV's for as low as 1% over factory invoice. AutoSmartUSA has made arrangements with more than 1,500 new car dealers across the United States to furnish AutoSmartUSA's customers with vehicles at appreciable discounts from MSRP (Manufacturer's Suggested Retail Price). Through this dealer network AutoSmartUSA can deliver a vehicle to a customer at the location of their choice at a price that is typically lower than the customer could negotiate directly because of the volume pricing that has been previously negotiated with AutoSmartUSA's dealers at the time of their joining the network of dealers.

     The AutoSmartUSA.com website allows customers to build their own car by specifying the make, model, options and color choices desired. Usually within 4 hours, during normal business hours, a personalized printout is sent to the customer containing the MSRP and factory invoice for the vehicle specified. With this information the customer can then make their purchasing decision and determine whether to buy, lease or finance their new vehicle.

     AutoSmartUSA has in-direct lending and leasing arrangements with more than 40 financing sources and can generally obtain financing for the customer at a competitive rate based on published market rates. AutoSmartUSA maintains its own finance and insurance department, just like most new car dealers, and in most cases processes all of the necessary paperwork to complete the transaction.

     When it is in the consumers' best interest, i.e. access to a better finance rate, better terms, etc., AutoSmartUSA will allow the dealer who is delivering the vehicle to handle the transactional paperwork. This is necessary because
AutoSmartUSA is not a franchise dealer and as such cannot offer manufacturer subsidized financing.

     The American public has had a love affair with the Automobile for the past 100 years. The automotive industry has long recognized the appreciative and collective nature of certain examples of cars that have been created and manufactured throughout its history. Many of these "collectible" cars are sought after due to a uniqueness of design or perhaps interesting or special features. However, most are cherished, garnered and collected because of an intangible referred to as nostalgia.

     AutoSmartUSA recognizes the value and marketability of these special vehicles and has begun to actively offer only the finest examples of these types of collectibles in its Internet website. These collectibles are offered in two ways, either through a free direct listing of the vehicle which includes a full, accurate description of the vehicle, the vehicle identification number or VIN and in most cases a recent color photograph or through the Silent Auction method of selling whereby the vehicle is sold to the highest bidder. Most cars carry a "reserve price", thus insuring that the vehicle is only released for sale when the winning bidder achieves a minimum price set by the vehicle owner. In both cases, the seller and buyer pay a fee of one percent to AutoSmartUSA for its services.

     AutoSmartUSA is careful to select only the finest vehicles with authentic lineage. No kit cars, replicas or vehicles that are not already totally restored or near-perfect original examples are accepted for sale on the site. All vehicles are inspected via digital images and the complete vehicle history is documented to ensure the lineage.

     Through March 31, 2000, more than 200 collectible cars have been represented in the site and more than 20% have sold. The sales of collectible cars have accounted for approximately 8% of the Company's revenue as of March 31, 2000.

     AutoSmartUSA has been fortunate to assemble 10 automotive consultants who are thoroughly knowledgeable in this field and as such are able to answer any questions on most vintage or collectible cars from a perspective buyer. The collectible car market is one that continues to expand, the growth of which has been recently fueled by the vast number of baby boomers seeking to regain a piece of history and their youth.

     The Company's revenue comes from the sale of its own marketing services and from the business activities of its subsidiaries. In the twelve month period ended March 31, 2000, AutoSmart USA accounted for $ 801,521 (or 92% of revenue) and the core marketing business accounted for $69,284 (or 8% of revenue). Contracting, Planning and Management Associates, Inc., an indirect majority owned subsidiary is currently the subject of a Chapter 7 Bankruptcy proceeding and will not return to operations.

DIFFERENTIATION  FROM  COMPETITION

     The Company as a whole differentiates itself from competitors by offering a diverse range of services to its clients and by offering a wide range of products to consumers through multiple channels of distribution.

     There are several companies that operate similar businesses to that of the Company. For example E4L, Inc., produces and airs product oriented television content (informercials), that is linked to their web site, www.e4l.com.
Similarly, Buyitnow.com, LLC operates an Internet site known as www.Buyitnow.com, that is promoted through infomercials for products produced and aired by Buyitnow.com. Additionally, there are numerous, probably thousands, of companies that design web sites and that can provide electronic commerce solutions for all manner of businesses that are interested in selling a product or service over the Internet. Some of these companies are substantially larger and have far greater resources.

     AutoSmart USA relies on its ability to satisfy customers requests through its ever growing dealer network on a national basis. To this end, AutoSmart USA currently operates in 38 states. There are currently approximately two dozen companies that are active in the online automotive sales industry. Most of these competitors are predominantly referral based businesses, such as AutobyTel.com, AutoWeb.com, CarPoint.com and Cars.com. These referral businesses earn their revenue from fees paid to them by their member dealers in return for the leads that are given to them. The majority of the referral businesses charge a fee to the dealer to join the service. AutoSmartUSA charges no up-front fees or lead fees. There is one company that is directly in competition with AutoSmart USA, CarsDirect.com which sell vehicles directly to the consumer, this company is better financed. AutoSmart USA also has competition in the form of web sites established by the vehicle manufactures such as GMBuyPower.com, Toyota.com, etc. all of these types of sites refer the consumer to the local franchised dealer in the consumer's local market.

SEASONALITY

     The Company's business activities are not adversely affected by seasonality since they are not seasonal in nature.

MARKETING

     The Company and its subsidiaries market their respective products and Services by direct sales, television, print, radio advertising and Internet banner advertising. Specifically, the Company markets its marketing services through direct sales, television commercials, print and radio ads and
Internet  banner   ads.   AutoSmart   USA  utilizes   direct  sales,  television
commercials,  print  and  radio  ads  and  Internet  banner  advertisements.

     The Company and its subsidiaries' current customer base is composed of commercial accounts and individuals throughout the United States. Specifically, the Company has approximately 45 active marketing services clients. Regarding AutoSmart USA, the number of clients using its service increases every day and to date tens of thousands of individuals have benefitted from AutoSmartUSA's services.

     While it is impossible to predict future usage patterns, during the past fiscal year the Company's advertising expenditures were approximately 30% television (broadcast, cable and satellite), 35% print, 15% radio and 20% Internet banner ads. The advertising expenditures for AutoSmart USA were broken down in a similar manner as the Company's. These percentages are subject to change based on market conditions, pricing and availability of various media and other considerations that may be beyond management's ability to foresee at this time.

FINANCING

     The Company currently internally finances its routine operating activities and does not presently have any outside financing sources available.

COMPETITION

     Competition for the services offered by the Company is based on service, quality, distribution, and price. Management believes it can successfully compete in the marketplace. The Company believes that there are other companies that operate in the same businesses as the Company and its subsidiaries. Many of the competitors that operate in the same business are more established, better financed and have greater market penetration.

GOVERNMENT  REGULATION

     AutoSmart USA operates in a highly regulated industry. A number of state and federal laws and regulations affect its business. In every state in which it operates, it must obtain various licenses in order to operate its businesses, including sales, finance and insurance related licenses issued by state regulatory authorities. Numerous laws and regulations govern our conduct of business, including those relating to our sales, operating, advertising and employment practices. These laws and regulations include state franchise laws and regulations and other extensive laws and regulations applicable to new and used motor vehicle dealers, as well as a variety of other laws and regulations. These laws also include federal and state wage-hour, anti-discrimination and other employment practices laws. Our financing activities with customers are subject to federal truth-in-lending, consumer leasing and equal credit opportunity regulations as well as state and local motor vehicle finance laws, installment finance laws, usury laws and other installment sales laws. All states regulate finance fees and charges that may be paid as a result of vehicle sales. Our operations are also subject to the National Traffic and Motor Vehicle Safety Act, Federal Motor Vehicle Safety Standards promulgated by the United States Department of Transportation and various state motor vehicle regulatory agencies. Possible penalties for violation of any of these laws include revocation of our licenses and fines. In addition, many laws may give customers a private cause of action.

TRADEMARKS

     The Company has United States trademarks for the names "Interactive Multimedia Network, Inc.", and "In Your Neighborhood". The retention of these trademarks is not material to the future operations of the Company.

EMPLOYEES

     As of September 30, 2000, the Company had 26 employees of which 5 are in management and 6 are part-time employees. The Company believes that its labor relations are good. No employee is represented by a labor union.

ITEM  2.  MANAGEMENT  DISCUSSION  AND  ANALYSIS  OF  FINANCIAL  CONDITION

     The following Management Discussion and Analysis of Financial Condition is qualified by reference to, and should be read in conjunction with, the Company's Consolidated Financial Statements and the Notes thereto as set forth beginning on page F-I.

FORWARD-LOOKING  STATEMENT  AND  INFORMATION

     The Company is including the following cautionary statement in this Form 10-SB for any forward-looking statements made by, or on behalf of, the Company. Forward-looking statements include statements concerning plans, objectives, goals, strategies, expectations, future events or performance and underlying assumptions and other statements which are other than statements of historical facts. Certain statements contained herein are forward-looking statements and accordingly, involve risks and uncertainties which could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. The Company's expectations, beliefs and projections are expressed in good faith and are believed by the Company to have a reasonable basis, including without limitations, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties, but there can be no assurance that management's expectations, beliefs or projections will result or be achieved or accomplished. In addition to other factors and matters discussed elsewhere herein, the following are important factors that, in the view of the Company, could cause actual results to differ materially from those discussed in the forward-looking statements: the ability of the Company to effectuate and successfully operate acquisitions and the ability of the Company to obtain acceptable forms and amounts of financing to fund planned acquisitions.

INTRODUCTION

     The Company has the fiscal year end, March 31. The following presentation of the Management Discussion and Analysis of Financial Condition covers the years ended March 31, 2000 and 1999.

     The Company and each of its subsidiaries maintain their own books and records which are presented here as an audited consolidation for the years ended March 31, 2000 and 1999 and a reviewed consolidation for the six months ended September 30, 2000 and 1999.

     Based upon accounting principles, due to CPM's Chapter 7 bankruptcy filing, the Company's consolidated financial statements have been re-stated to omit the impact of CPM's operations.

TWELVE  MONTHS  ENDED  MARCH  31,  2000  AND  1999

     For the year ended March 31, 2000, the Company's principal source of revenue consisted of revenue derived from providing marketing services to clients, which was $69,284 and the revenue derived from vehicle sales made by its subsidiary, AutoSmart USA, which was $801,521 for the period, compared to revenues derived from the Company's provision of marketing services to clients for the year ended March 31, 1999 of $991,968. More specifically, this decrease in overall revenue was do to the change in focus of the Company to concentrate on building the business of AutoSmart USA and continue servicing the marketing needs of existing clients. Revenue from AutoSmart USA increased from $2,033 in revenues in its first two months since its incorporation, February, 1999 to March 31, 1999 to $801,521 which reflects revenue through December 31, 1999.

     Cost of Revenue increased from $73,40 for fiscal 1999 to $622,993 for fiscal 2000 primarily due to the increase in cost of revenue associated with vehicle sales for AutoSmart USA which includes the cost of Company owned vehicles sold and sales related commissions. The change in focus from the provision of marketing services to the sale of cars, which requires the Company to book the cost of the car as an expense, also accounts for the increase of costs of revenues as a percentage of revenues from 7.4% in 1999 to 72% in 2000.

     Operating expenses for the year ended March 31, 2000 consisted of general expenses of $867,874 for the Company as a whole versus $984,961 for the same period ended March 31, 1999. This decrease stems from lower marketing expenditures of approximately 61% and a decrease in consulting expenses of approximately 55% However certain line items increased because of the business activities of AutoSmart USA such as: rent 293%, payroll 100% and selling, general and administrative (S, G & A) expenses 185%. The increase in rent was directly attributable to the rent payable for AutoSmart USA as was the increase in payroll. Of the S, G & A expenses for fiscal 2000, $265,958 was the Company and the balance of $121,458 was AutoSmart USA. The increase in S, G & A is attributable to professional fees mostly lawyers, accountants and consultants (all unrelated third parties).

     The Company reported a Loss on Investment in Bankrupt Subsidiary in fiscal 2000 of $253,054 and of $129,854 for fiscal 1999. This reflects a complete
(2000) and partial (1999) write-off of certain loans made to CPM that the Company believes will be compromised through the Chapter 7 of CPM.

     Certain balance sheets items reflect changes as well. Inventory increased over the same period from zero in 1999 to $65,470, because of AutoSmart USA having purchased vehicles for resale. Other Current Assets and Other Assets decreased because of the complete write-off of the loan to Ansam (a related party) due to the high probability of the security for such note being uncollectible. Property and Equipment increased due to the increase in capital expenditures of AutoSmart USA. Accounts Payable increased 537% from $18,377 to $117,005 during the same period attributable to the business activities of AutoSmart USA. Other Liabilities increased from zero to $189,819 during the period because of loans taken by the Company to fund the development of AutoSmart USA. Several areas of the Shareholder's Equity section of the Company's balance sheet reflect changes, the net affect of which is an overall decrease of Shareholder's Equity from $371,761 to $(95,434) a decrease of 126%. The main contributing factors were the Net Loss for the fiscal period of $(881,355) and the complete write-off of the investment in and loans to CPM and the loans to Ansam all necessitated by the conversion of CPM's Chapter 11 Bankruptcy filing to a Chapter 7 during the period.

     The Company, and its subsidiaries, had a net loss of $(881,355) for fiscal 2000 and $(196,184) for fiscal 1999. The fiscal 2000 loss of $(724,527) was primarily that of the Company.

SIX  MONTHS  ENDED  SEPTEMBER  30,  2000  AND  1999

     For the six months ended September 30, 2000, the Company's principal source of revenue consisted of revenue derived from providing marketing services to clients of $70,500 and of revenue derived vehicle sales made by its subsidiary, AutoSmart USA, which was $529,722 for the period, compared to revenues derived from the Company's provision of marketing services to clients for the six months ended September 30, 1999 of $475,031. More specifically, this increase in overall revenue was do to the change in focus of the Company to concentrate on building the business of AutoSmart USA and continue servicing the marketing needs of existing clients.

     Cost of Revenue increased from $49,261 for the six months ended September 30, 1999 to $409,966 for the same period in 2000 primarily due to the increase in cost of revenue associated with vehicle sales for AutoSmart USA which includes the cost of Company owned vehicles sold and sales related commissions. The change in focus from the provision of marketing services to the sale of cars, which requires the Company to book the cost of the car as an expense, also accounts for the increase of costs of revenues as a percentage of revenues from 10.4% in 1999 to 68.6% in 2000.

     Operating expenses for the six months ended September 30, 2000 consisted of general expenses of $273,726 for the Company as a whole versus $434,914 for the same period ended September 30, 1999. This decrease stems from lower marketing expenditures of approximately 80% and an elimination of consulting expenses. However certain line items increased because of the business activities of AutoSmart USA such as: rent 230% and payroll 270%. The increase in rent was directly attributable to the rent payable for AutoSmart USA as was the increase in payroll.

     The Company, and its subsidiaries, had a net loss of $(86,686) for the six months ended September 30, 2000 and $(9,145) for the same period of 1999. The loss for the September 2000 period was attributable $20,305 to the Company and $66,381 to AutoSmart USA.

LIQUIDITY  DISCUSSION

     The Company's cash position decreased from $96,802 as of March 31, 1999 to $10,958 on March 31, 2000 due to the continued capital requirements of AutoSmart USA. The cash position of the Company as of September 30, 2000 was $2,052.

     The Company believes that its own present operations require that the Company obtain additional capital during the next twelve months. The Company is exploring various options including, revolving bank credit lines, equity and or debt financing through private placements. The Company is also conducting preliminary discussions with various venture capital groups. The Company is seeking an immediate capital infusion of between three and five million dollars, the terms of such infusion have not been determined. No assurance can be given that the Company will be successful in any of its financing plans. The Company believes that it has sufficient cash on hand to maintain its present operations until appropriate financing can be obtained. However if financing is not obtained within six months the Company will be required to curtail certain of its operations in an effort to conserve funds. The Company believes that it can continue to generate sufficient revenues for the foreseeable future to maintain operations at a reduced level. It is unknown at this time whether the Company will be successful in raising capital on reasonable terms.

     During December of 1999 the Company raised $970,000 through the sale of 2,000,000 shares of common stock.

     Additionally, the Company is seeking funding to increase its working capital for the AutoSmartUSA division, the majority of which will be utilized for advertising and floor-plan financing. Floor plan financing is a specific type of financing that is utilized by car dealers to purchase vehicle inventory.

     The Company anticipates substantial growth in the business activities of the AutoSmart USA division. The accompanying audited financial statements for the year ended March 31, 1999 reflect negligible revenues from
AutoSmart USA because the Pompano Beach location did not become fully functional until after the fiscal year ending March 31, 1999. During the nine month period ended December 31, 1999, AutoSmart USA reported revenue of $801,521.

     On December 17, 1999 the Company's temporary business acquisition, CPM was converted from a Chapter 11 to a Chapter 7 Bankruptcy filing. As a result, all business activities ceased and a trustee was appointed. As of March 31, 2000 the Company has completely written off the full amount of its investment in CPM, all loans made to CPM and the loans made to Ansam (a related party who borrowed funds from the Company and then loaned those same funds to CPM under a court order securing said funds). To date, the Company has not received any proceeds from the estate of CPM or from Ansam. Ansam will forward all funds received by it from the trustee for CPM directly to the Company. As of this filing the Company deems the collection of these funds to be highly unlikely.

     Another avenue which the Company may pursue is to make strategic acquisitions that would help enhance the Company's cash flow position. To date the Company has not been active in this regard. Under its present circumstances, the Company would not consider any acquisition that is not self sufficient or that would otherwise not enhance the Company's overall financial position, i.e. increased asset base and/or increased net revenue and profitability. In the event the Company is successful in its financing activities the Company may also seek to make acquisitions of complementary businesses. The Company anticipates that most, if not all, of any acquisitions it may make during the next twelve months would be of operating entities that have employees, or of assets that have employees associated with such assets. Accordingly, the Company anticipates there would be a significant increase in the number of its employees at the operating unit or subsidiary level, at such time, if any, that acquisitions may be consummated.

YEAR  2000  ISSUES

     The Company has not experienced any adverse affects. All of its operating systems are operating normally, in the same manner as prior to the new year. Management does not anticipate any problems in this regard.

ITEM  3.  DESCRIPTION  OF  PROPERTY.

     The Company's principal executive offices are located at 3163 Kennedy Boulevard, Jersey City, New Jersey 07306 in 1,000 square feet of office space on a month to month basis. There is no rent paid for the use of this office space; it is located in the same building as Verdiramo & Verdiramo, P.A., a law firm operated by the Company's former president, who is also the father of the current president and the other partner of this firm is Vincent S. Verdiramo the son of Vincent L. Verdiramo and the brother of the Company's current president, Richard J. Verdiramo. The Company also maintains a 1,400 square foot office located in Boca Raton, Florida on an annually renewable lease which expires in May 2001. The Company believes that it will successfully renew this lease.

     AutoSmart USA, Inc., and AutoSmart USA Leasing, Inc., occupy an 8,000 square foot facility which is all office space located on 3 acres of land. This facility is leased for a three year term and the current lease expires in February 2002 and is renewable for three additional terms.

     The Company believes that its properties are adequate for its present needs and that suitable space will be available to accommodate its future needs.

ITEM  4.  SECURITY  OWNERSHIP  OF  CERTAIN  BENEFICIAL  OWNERS  AND  MANAGEMENT.

     The following table sets forth certain information as of September 30, 2000, with respect to the beneficial ownership of shares of common stock by (i) each person who is known to the Company to beneficially own more than 5% of the outstanding shares of common stock (ii) each director of the Company, (iii) each executive officer of the Company and (iv) all executive officers and directors of the Company as a group. Unless otherwise indicated, each stockholder has sole voting and investment power with respect to the shares shown.

                    Name  and  Address            Amount and Nature     Percent
Title of Class    of  Beneficial  Owner        of Beneficial Ownership  of Class
--------------  -----------------------------  -----------------------  --------

Common          William  J.  Auletta  (1)               1,215,750        18.69%
                5581  B  Coach  House  Circle
                Boca  Raton,  Florida  33486
Common          Richard  J.  Verdiramo  (2)               100,000         1.54%
                3163  Kennedy  Boulevard
                Jersey  City, New Jersey 07306
Common          Marion  H.  Verdiramo  (3)              3,400,930        39.47%
                3163  Kennedy  Boulevard
                Jersey  City,  New  Jersey  07306
Common          All Officers and Directors as
                a Group- Two Persons                    1,315,750        20.23%

(1) 1,115,750 of the shares are issued to Small Business Development Group, Inc. a Florida Corporation of which William J. Auletta is the sole stockholder.
(2)  President  and  son  of  Marion  H.  Verdiramo
(3) Mother of Richard J. Verdiramo. Includes 2,000,000 currently exercisable stock options.

ITEM  5.  DIRECTORS,  EXECUTIVE  OFFICERS,  PROMOTERS

     The following table sets forth the directors and executive officers of the Company.

Name                           Age   Position
--------------------------     ---   -------------------------------

Richard  J.  Verdiramo          36   Director,  President,  CEO
William  J.  Auletta            9    Director,  Vice-President,  COO


BIOGRAPHIES

     Richard J. Verdiramo, 35, became President of the Company on March 1, 2000. Prior thereto, he served as a Vice-President from May 1996. Mr. Verdiramo has experience in the marketing of consumer products and brand development. From 1988 through 1996, Mr. Verdiramo was self-employed as a marketing consultant, developing marketing programs for various companies in a range of industries. Mr. Verdiramo has a B.S. degree from Providence College.

     Mr. William J. Auletta, 58, has served as COO and Vice President of the Company since its inception. Prior thereto, he worked, as founder, president and sole stockholder of Small Business Development Group, Inc., a marketing consultancy, from 1980 through the inception of the Company. Mr. Auletta attended Fairleigh Dickinson University and Rutgers University.

ITEM  6.  EXECUTIVE  COMPENSATION.

     The following table reflects compensation for services to the Company for the fiscal years ended March 31, 2000 and 1999 of the executive officers. No other executive officer of the Company received compensation which exceeded $100,000 during this period.

                           SUMMARY  COMPENSATION  TABLE
  ANNUAL  COMPENSATION                          LONG  TERM  COMPENSATION
----------------------------------------------  --------------------------
Name and                                         Other      Restricted
Principal                                        Annual     Stock
Position          Year  Salary ($)   Bonus  ($)  Comp. ($)  Awards (1)($)
----------------  ----  -----------  ----------  ---------  --------------
Vincent L.
 Verdiramo        2000  $       -0-         -0-        -0-             -0-
 President (2)    1999  $       -0-         -0-        -0-             -0-

William J.
 Auletta          2000  $       -0-         -0-        -0-             -0-
 OO,  VP          1999  $    8,005          -0-        -0-        100,000

Richard J.
 Verdiramo        2000  $   16,000          -0-        -0-             -0-
 VP/President(3)  1999  $   25,000          -0-        -0-        100,000

(1) In December 1998 the Board of Directors issued shares under Section 4(2) of the Securities Act to Messrs. Verdiramo and Auletta for prior services rendered to the Company. This award was valued at $20,000 per recipient. The value was determined by applying a 60% discount to the market price of the shares sold as a part of a 504 offering conducted in the same month, December 1998, due to the two year restriction placed on these shares at issuance.
(2)     Vincent  L.  Verdiramo  retired  as  president  on  March  1,  2000.
(3)     Richard  J.  Verdiramo  became  president  on  March  1,  2000

EMPLOYEE  STOCK  OPTION  PLAN

     The Company believes that equity ownership is an important factor in its ability to attract and retain skilled personnel and the Board of Directors of the Company intends to adopt an employee stock option program. The terms and conditions of this plan, such as the exercise price of options or the number of options to be granted under such plan have not been determined. However, the current intent is not to issue options with an exercise price below fair market value on the date of issuance. The purpose of the stock option program will be to further the interest of the Company, its subsidiaries and its stockholders by providing incentives in the form of stock options to employees, consultants and directors who contribute materially to the success and profitability of the Company. The grants will recognize and reward outstanding individual performances and contributions and will give such persons a proprietary interest in the Company, thus enhancing their personal interest in the Company's continued success and progress. This program will also assist the Company and its subsidiaries in attracting and retaining employees and directors.

ITEM  7.  CERTAIN  RELATIONSHIPS  AND  RELATED  TRANSACTIONS.

     The current Board of Directors of the Company has adopted a policy that Company affairs will be conducted in all respects by standards applicable to publicly-held corporations and that the Company will not enter into any transactions and/or loans between the Company and its officers and directors and 5% stockholders, unless the terms, as determined by the Board of Directors, are 110% more favorable than could be obtained from independent third parties and unless such transactions are approved by a majority of the independent, disinterested directors of the Company.

     The CPM Acquisition Agreement called for the Company to fund CPM in the amount of $350,000, which it did. Concurrently, management of the Company and CPM met unsuccessfully with multiple possible lending sources in an effort to secure additional financing for CPM. The initial funds put into CPM by the Company were unsecured and subject to the Chapter 11 Bankruptcy filing. The Company determined to supply additional funds to CPM. However, the funds could not be secured if they were delivered directly to CPM from the Company. Accordingly, under advice of its bankruptcy counsel CPM sought and was granted court approval to obtain secured financing from an affiliated party. To expedite the transfer and minimize expenses, the Company utilized ANSAM, Inc., an affiliated entity owned by the Verdiramo family and controlled by Richard J. Verdiramo, the President and CEO of the Company. Absent any other viable alternative, the Company loaned $332,400 to Ansam, Inc., which then passed through these funds directly to CPM under the direction of a court order issued by the Bankruptcy Court. The court order placed Ansam's loan to CPM in a super priority position with the loan being collateralized by the accounts receivable of CPM. Since that time, the Company has written off this loan in its entirety due to management's belief that under CPM's Chapter 7 Bankruptcy filing, the outstanding receivables to be collected by the trustee are likely to be compromised to a high degree. Additionally the Company's loan to Ansam and Ansam's loan to CPM are at a rate of 8% interest. At the time of this loan, the Company's management and the management of CPM had been unable to secure any other form of financing for CPM. It was determined that if these funds were not loaned in this manner in reliance on the court order issued by the Bankruptcy Court, than the operations of CPM would have ceased during the summer of 1999. The Company had no knowledge that the Court appointed Trustee would decide to convert CPM's bankruptcy filing from Chapter 11, which would have preserved the business and the Company's investment, into a Chapter 7 filing.

     ANSAM is totally reliant on the receipt of funds from CPM to repay the funds it borrowed from the Company. ANSAM has no other assets nor any active business operations from which to repay this loan. ANSAM has notified the Company of its inability to repay this loan, as such the entire amount has been written off by the Company.

ITEM  8.  DESCRIPTION  OF  SECURITIES.

     The authorized capital stock of the Company consists of 5,000,000 shares of preferred stock, $0.001 par value and 25,000,000 shares of common stock, $0.001 par value. As of September 30, 2000 the Company had issued and outstanding 6,615,464 shares of common stock and no shares of preferred stock.

     The following summary description of the securities of the Company is qualified in its entirety by reference to the Articles of Incorporation ("Articles") and the Bylaws of the Company, copies of which are filed as exhibits to this Form 10-SB.

PREFERRED  STOCK

     The Company is authorized to issue up to 5 million shares of non cumulative preferred stock. As of the date hereof no shares of preferred stock have been issued. The Board of Directors has the authority to set the terms of the preferred shares upon their issuance such as the dividend rate, voting rights, liquidation value, conversion features, etc.

COMMON  STOCK

     The holders of common stock are entitled to one vote per share with respect to all matters required by law to be submitted to stockholders of the Company. The holders of common stock have the sole right to vote. The common stock does not have any cumulative voting, preemptive, subscription or conversion rights. The holders of common stock have a right to receive a dividend if and when such is declared by the board. The election of directors and other general stockholder action requires the affirmative vote of a majority of shares represented at a meeting in which a quorum is represented.

SHARES  ELIGIBLE  FOR  FUTURE  SALE

     Of the 6,615,464 outstanding shares of common stock of the Company as of September 30, 2000, approximately 4,325,700 are free trading shares, and approximately 2,289,764 shares are restricted securities as that term is defined in Rule 144 adopted under the Act ("Restricted Securities"). Rule 144 governs resales of Restricted Securities for the account of any person, other than an issuer, and restricted and unrestricted securities for the account of an "affiliate" of the issuer. Restricted securities generally include any securities acquired directly or indirectly from an issuer or its affiliates which were not issued or sold in connection with a public offering registered under the Securities Act. An affiliate of the issuer is any person who directly or indirectly controls, is controlled by, or is under common control with, the issuer. Affiliates of the Company may include its directors, executive officers, and persons directly or indirectly owning 10% or more of the outstanding common stock. Under Rule 144, unregistered resales of restricted common stock cannot be made until it has been held for one year from the later of its acquisition from the Company or an affiliate of the Company. Thereafter, shares of common stock may be resold without registration subject to Rule 144's volume limitation, aggregation, broker transaction, notice filing requirements, and requirements concerning publicly available information about the Company ("Applicable Requirements"). Resales by the Company's affiliates of restricted and unrestricted common stock are subject to the Applicable Requirements. The volume limitations provide that a person, or persons who must aggregate their sales, cannot, within any three-month period, sell more than the greater of (1) one percent of the then outstanding shares, or (ii) the average weekly reported trading volume during the four calendar weeks preceding each such sale. A person who is not deemed an "affiliate" of the Company and who has beneficially owned shares for at least two years would be entitled to sell such shares under Rule 144 without regard to the Applicable Requirements.

     No prediction can be made as to the effect, if any, that sales of shares of common stock or the availability of such shares for sale will have on the market prices prevailing from time to time. Nevertheless, the possibility that substantial amounts of common stock may be sold in the public market would likely have a material adverse effect on prevailing market prices for the common stock and could impair the Company's ability to raise capital through the sale of its equity securities.

                                    PART  II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON STOCK AND OTHER SHAREHOLDER MATTERS.

     The  Company's  trading  symbol  is  "IMNI".

     To the best of the Company's knowledge, from March 1994 to February 1997, no broker-dealer made an active market or regularly submitted quotations for the Company's stock, and that during this period, there were only a de minimis and infrequent number of trades and de minimis trading volume. The following information is from the National Association of Securities Dealers Automated Quotation Service.

                                HIGH                LOW
QUARTER  ENDED                  BID                 BID
-----------------------   ----------------    ----------------
March  31,  1997          $          8.00     $          8.00
June  30,  1997           $          8.00     $          8.00
September 30, 1997        $          8.00     $          8.00
December 31, 1997         $          8.00     $          6.00
                          ---------------     ---------------

March  31,  1998          $          5.67     $          2.00
June  30,  1998           $          2.63     $          2.00
September  30,  1998      $          2.63     $          1.75
December  31,  1998       $          2.56     $          0.75
                          ---------------     ---------------

March  31,  1999          $          3.00     $          0.97
June  30,  1999           $          1.03     $          1.09
September  30,  1999      $          1.12     $          0.60
December  31,  1999       $          0.60     $          0.10

March  31,  2000          $          0.10     $          0.10
June  30,  2000           $          0.10     $          0.07
September  30,  2000      $          0.10     $          0.05

     From February 1997 through December 10, 1999 the Company's common stock was quoted on the OTC:BB. Since then it has been quoted on the Pink Sheets. The bid price on the Company's common stock was $0.07 per share on September 30, 2000.

     As of March 31, 2000 there were approximately 88 holders of record of the Company's common stock.

     The Company's transfer agent is Jersey Transfer and Trust Company, Inc., 201 Bloomfield Avenue, Verona, New Jersey 07044, (973) 239-2712.

DIVIDEND  POLICY

     The Company has not paid, and the Company does not currently intend to pay cash dividends on its common stock in the foreseeable future. The current policy of the Company's Board of Directors is for the Company to retain all earnings, if any, to provide funds for operation and expansion of the Company's business. The declaration of dividends, if any, will be subject to the discretion of the Board of Directors, which may consider such factors as the Company's results of operations, financial condition, capital needs and acquisition strategy, among others.

ITEM  2.  LEGAL  PROCEEDINGS

     The Company is a party to a legal action arising in the ordinary course of business. The matter in question involves a failure to provide services. The plaintiff in this matter is seeking damages in the amount of approximately six million dollars. Management has retained the services of two independent law firms to defend this matter and it is their conclusion that this matter is totally without merit and a motion for summary judgement has been filed on September, 1999. On March 9, 2000 the Court issued a decision in favor of the Company's motion for summary judgement dismissing all but three of the counts in the complaint, reducing the total potential damages down to an immaterial amount. Management does not expect any adverse effect on the Company to result from this matter.

ITEM  3.  CHANGES  IN  AND  DISAGREEMENTS  WITH  ACCOUNTANTS.

     Williams & Webster, C.P.A., conducted the audit of the Company for the years ended March 31, 1999 and 1998. The Company's relationship with Williams & Webster ended on July 10, 2000. On July 12, 2000 the Company engaged Mark Cohen, C.P.A. to conduct the audit for March 31, 2000. The Company's relationship  with  its  current  auditor  is  ongoing.

ITEM  4.  RECENT  SALES  OF  UNREGISTERED  SECURITIES.

     During the past three years, the following transactions were affected by the Company in reliance upon exemptions from registration under the Securities Act of 1933 as amended (the "Act"). Each certificate issued for unregistered securities contained a legend stating that the securities have not been registered under the Act and setting forth the restrictions on the transferability and the sale of the securities. No underwriter participated in, nor did the Company pay any commissions or fees to any underwriter in connection with any of these transactions. None of the transactions involved a public offering.

     In June 1997 the Board of Directors issued 10,000 shares of common stock, pursuant to Regulation S of the Securities Act, to Gino Zeppettini, as compensation for services, specifically consulting services, rendered to the Company valued at $10,000. The number of shares issued and the value placed on such shares were based on negotiation between the Company and the recipient.

     In June 1997 the Board of Directors issued 20,000 shares of common stock, pursuant to Section 4(2) of the Securities Act, to Daniel J. Welsh, as compensation for services, specifically legal consulting services, rendered to the Company valued at $20,000. The number of shares issued and the value placed on such shares were based on negotiation between the Company and the recipient.

     In August 1997 the Board of Directors issued 31,875 shares of common stock, pursuant to Regulation S of the Securities Act, to Christian Fave, as compensation for services, specifically consulting services, rendered to the Company valued at $31,875. The number of shares issued and the value placed on such shares were based on negotiation between the Company and the recipient.

     In August 1997 the Board of Directors issued 2,500 shares of common stock, pursuant to Section 4(2) of the Securities Act, to Henry Finkelstein, as compensation for services, specifically accounting services preformed by Myron Finkelstein, father of Henry, rendered to the Company valued at $ 2,500. The number of shares issued and the value placed on such shares were based on negotiation between the Company and the recipient.

     In November 1997 the Board of Directors issued 1,000 shares of common stock, pursuant to Section 4(2) of the Securities Act, to Patrick Desfosso, as compensation for business consulting services, rendered to the Company valued at $ 1,000. The number of shares issued and the value placed on such shares were based on negotiation between the Company and the recipient.

     In May 1998 the Board of Directors issued 2,000 shares of common stock, pursuant to Section 4(2) of the Securities Act, to Tom Gavel as compensation for services, specifically web design services, rendered to the Company valued at $ 2,000. The number of shares issued and the value placed on such shares were based on negotiation between the Company and the recipient.

     In June 1998 the Board of Directors issued 500 shares of common stock, pursuant to Section 4(2) of the Securities Act, to Milton Hinojosa as compensation for services, specifically consulting services, rendered to the Company valued at $ 500. The number of shares issued and the value placed on such shares were based on negotiation between the Company and the recipient.

     In September 1998 the Board of Directors issued 25,000 shares of common stock, pursuant to Rule 504 of the Securities Act, to Marjan Skubic as a direct investment into the Company. The shares were sold to Mr. Skubic for $1.00 per share.

     In  December 1998,   the  Company  raised approximately  $970,000  in  cash
through the sale of 2,000,000 shares of its common stock in an offering conducted under Rule 504 of Regulation D.

     In December 1998 the Board of Directors issued 100,000 shares of common stock, pursuant to Section 4(2) of the Securities Act, to William J. Auletta, Director, CEO and Vice President of the Company, as compensation for prior services rendered to the Company valued at $ 20,000. The value was determined by applying a 60% discount to the market price of the shares sold as a part of a 504 offering conducted in the same month, December 1998, due to the two year restriction placed on these shares at issuance.

     In December 1998 the Board of Directors issued 200,000 shares of common stock, pursuant to Regulation S of the Securities Act, to Bernard Gecker as compensation for services, specifically consulting services, rendered to the Company valued at $40,000. The value was determined by applying a 60% discount to the market price of the shares sold as a part of a 504 offering conducted in the same month, December 1998, due to the two year restriction placed on these shares at issuance.

     In December 1998 the Board of Directors issued 100,000 shares of common stock, pursuant to Section 4(2) of the Securities Act, to Maureen Hogan, Secretary of the Company, as compensation for prior services rendered to the Company valued at $20,000. The value was determined by applying a 60% discount to the market price of the shares sold as a part of a 504 offering conducted in the same month, December 1998, due to the two year restriction placed on these shares at issuance.

     In December 1998 the Board of Directors issued 100,000 shares of common stock, pursuant to Section 4(2) of the Securities Act, to Richard J. Verdiramo, Vice President of the Company, as compensation for prior services rendered to the Company valued at $20,000. The value was determined by applying a 60% discount to the market price of the shares sold as a part of a 504 offering conducted in the same month, December 1998, due to the two year restriction placed on these shares at issuance.

     In December 1998 the Board of Directors issued 100,000 shares of common stock, pursuant to Section 4(2) of the Securities Act, to Vincent S. Verdiramo as compensation for services, specifically legal services, rendered to the Company valued at $20,000. Mr. Vincent S. Verdiramo is the son of Vincent L. Verdiramo, the Company's former president, with whom he co-founded Verdiramo & Verdiramo, P.A., the Company's legal counsel. Additionally, Mr. Vincent S. Verdiramo is the brother of Richard J. Verdiramo, the president of the Company. The value was determined by applying a 60% discount to the market price of the shares sold as a part of a 504 offering conducted in the same month, December 1998, due to the two year restriction placed on these shares at issuance.

     In January 1999 the Board of Directors issued 4,000 shares of common stock, to various employees and middle management personnel of CPM Associates, Inc. The stock was given to the employees as an indication of goodwill by the Company to CPM's employees. The stock was valued, based on the market price at the time of issuance, at $1,400. This amount was not included in the purchase price of CPM.

     In March 1999 the Board of Directors issued 15,000 shares of common stock to, pursuant to Section 4(2) of the Securities Act, Lee Lingreen as compensation for services, specifically consulting services, rendered to the Company valued at $15,000. The number of shares issued and the value placed on such shares were based on negotiation between the Company and the recipient.

     In March 1999 the Board of Directors issued 16,000 shares of common stock, pursuant to Section 4(2) of the Securities Act, to Pompano Motor Company to be held as a part of the lease agreement between AutoSmartUSA, Inc. and Pompano Motor Company for the premises occupied by AutoSmartUSA, Inc. Said shares were issued in lieu of rent valued at $24,000 or $1.50 per share. The number of shares issued and the value placed on such shares were based on negotiation between the Company and the recipient.

     In March 1999 the Board of Directors issued 15,000 shares of common stock, pursuant to Section 4(2) of the Securities Act, to Kerri Robertson as compensation for services, specifically consulting services, rendered to the Company valued at $15,000. The number of shares issued and the value placed on such shares were based on negotiation between the Company and the recipient.

     In March 1999 the Board of Directors issued 5,000 shares of common stock, pursuant to Section 4(2) of the Securities Act, to Mark Tihasek as compensation for services, specifically consulting services, rendered to the Company, valued at $ 5,000. The number of shares issued and the value placed on such shares were based on negotiation between the Company and the recipient.

     In April 1999 the Board of Directors issued 30,000 shares of common stock, pursuant to Regulation S of the Securities Act, to Bernard Gecker as compensation for services, specifically consulting services, rendered to the Company valued at $20,000. The number of shares issued and the value placed on such shares were based on negotiation between the Company and the recipient.

     In April 1999 the Board of Directors issued 1,000 shares of common stock, pursuant to Section 4(2) of the Securities Act, to Bruce Hotchkiss as compensation for services rendered, specifically the installation of the burglar system at the AutoSmartUSA location, to the Company valued at $1,000. The number of shares issued and the value placed on such shares were based on negotiation between the Company and the recipient.

     In April 1999 the Board of Directors issued 1,000 shares of common stock, pursuant to Section 4(2) of the Securities Act, to Silvia Hotchkiss as compensation for services rendered, specifically the installation of the burglar system at the AutoSmartUSA location, to the Company valued at $1,000. The number of shares issued and the value placed on such shares were based on negotiation between the Company and the recipient.

     In April 1999 the Board of Directors issued 2,000 shares of common stock, pursuant to Section 4(2) of the Securities Act, to John F. Kenneally, as compensation for services, specifically consulting services, rendered to the Company valued at $2,000. The number of shares issued and the value placed on such shares were based on negotiation between the Company and the recipient.

     In April 1999 the Board of Directors issued 5,000 shares of common stock, pursuant to Section 4(2) of the Securities Act, to Frank Reynolds as compensation for services, specifically office renovation services, rendered to the Company valued at $5,000. The number of shares issued and the value placed on such shares were based on negotiation between the Company and the recipient. The number of shares issued and the value placed on such shares were based on negotiation between the Company and the recipient.

     In April 1999 the Board of Directors issued 5,000 shares of common stock, pursuant to Section 4(2) of the Securities Act, to Robert Moser as compensation for services, specifically technology consulting services, rendered to the Company valued at $5,000. The number of shares issued and the value placed on such shares were based on negotiation between the Company and the recipient.

     In April 1999 the Board of Directors issued 1,000 shares of common stock, pursuant to Section 4(2) of the Securities Act, to Joshua Ungerleider as compensation for services, specifically consulting services, rendered by Granville Ungerleider, the father of Joshua Ungerleider, rendered to the Company valued at $1,000. The number of shares issued and the value placed on such shares were based on negotiation between the Company and the recipient.

     In June 1999 the Board of Directors issued 20,000 shares of common stock, pursuant to Regulation S of the Securities Act, to Domonick Roelandt as compensation for services, specifically public relations services, rendered to the Company valued at $20,000. The number of shares issued and the value placed on such shares were based on negotiation between the Company and the recipient.

     In September 1999 the Board of Directors issued 100,000 shares of common stock, pursuant to Regulation S of the Securities Act, to Big Plans Investment as a direct investment into the Company. The shares were sold to Big Plans Investment for $0.50 per share.

     In September 1999 the Board of Directors issued 10,000 shares of common stock, pursuant to Rule 504 of the Securities Act, to DEM Consulting, Inc., as a direct investment into the Company. The shares were sold to DEM Consulting, Inc., for $0.50 per share.

ITEM  5.  INDEMNIFICATION  OF  DIRECTORS  AND  OFFICERS.

Section 145 of the Delaware General Corporation Law, as amended, authorizes the Company to Indemnify any director or officer under certain prescribed circumstances and subject to certain limitations against certain costs and expenses, including attorney's fees actually and reasonably incurred in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, to which a person is a party by reason of being a director or officer of the Company if it is determined that such person is a party by reason of being a director or officer of the Company if it is determined that such person acted in accordance with the applicable standard of conduct set forth in such statutory provisions. The Company's Certificate of Incorporation and By-Laws extends such indemnities to the full extent permitted by Delaware law.

The Company may also purchase and maintain insurance for the benefit of any director or officer which may cover claims for which the Company could not indemnify such persons.

                                    PART F/S


     MARK  COHEN  C.P.A.
     1772  East  Trafalgar  Circle
     Hollywood,  Fl  33020
     (954)  922  -  6042

                         INDEPENDENT  AUDITORS'  REPORT

Board  of  Directors
Interactive  Multimedia  Networks,  Inc.

We have audited the accompanying consolidated balance sheet of Interactive Multimedia Network, Inc. and subsidiaries as of March 31, 2000 and the related consolidated statements of income, shareholders' equity (deficiency) and cash flows for the year ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Interactive Multimedia Networks, Inc. and subsidiaries as of March 31, 2000, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the financial statements, the Company has experienced an operating loss that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.






/s/ Mark  Cohen  C.P.A.
A  Sole  Proprietor  Firm


Hollywood,  Florida
August  11,  2000

INTERACTIVE MULTIMEDIA NETWORK, INC,
CONSOLIDATED BALANCE SHEET

                                 September 30, 2000   March 31, 2000    March 31, 1999
                                    (Unaudited)
                                 ------------------  ----------------  ----------------
ASSETS

Current Assets
  Cash and cash equivalents      $           2,052    $       10,958   $        96,802
  Accounts Receivable - net                  6,350             6,350               -
  Inventory                                104,220            65,470               -
  Other Current Assets                      22,400            28,400           103,124
                                 ------------------  ----------------  ----------------
Total current assets                       135,022           111,178           199,926
Property and equipment, net                 92,173           112,733            79,301
Other assets                                15,663            15,962           120,781
                                 ------------------  ----------------  ----------------
TOTAL ASSETS                               242,858           239,873           400,008
                                 ==================  ================  ================

LIABILITIES AND SHAREHOLDER'S EQUITY

Current  Liabilities
  Accounts payable                         111,857           117,005            18,377
  Other current liabilities                118,303            28,484             9,870
                                 ------------------  ----------------  ----------------
Total current liabilities                  230,160           145,489            28,247
Other Liabilities
 (principally related parties)             194,819           189,819               -

Shareholder's  Equity
Preferred Stock, $.001 par value;
  authorized 5,000,000 shares:
  issued and outstanding none
  in 2000 and 1999                             -                 -                 -
Common Stock, $.001 par value;
  authorized 25,000,000 shares;
  issued and outstanding
  6,615,464 in 2000 and
  6,440,464  in  1999                        6,615             6,615             6,440
Paid in Capital                          1,931,926         1,931,926         2,174,501
Subscription Receivable                        -                 -            (656,560)
Common Stock options;
  2,000,000 issued and
  outstanding                              330,000           330,000           330,000
Deficit accumulated during
  the development stage                 (2,450,661)       (2,363,975)       (1,482,620)
                                 ------------------  ----------------  ----------------
Total Shareholder's
Equity/(Deficit)                          (182,121)          (95,434)          371,761

TOTAL LIABILITIES AND
  SHAREHOLDER'S EQUITY           $         242,858   $       239,873   $       400,008
                                 ==================  ================  ================

Read the accompanying notes to financials statements, which are an integral part of this financial statement.

INTERACTIVE MULTIMEDIA NETWORK, INC,
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2000 AND 1999 (UNAUDITED)
FOR THE YEARS ENDED MARCH 31, 2000 1999


                                Six Months Ended             Years Ended
                         Sept. 30, 2000  Sept. 30, 1999  March 31, 2000  March 31, 1999
                           (Unaudited)    (Unaudited)
                         --------------  --------------  --------------  --------------
Revenue                  $     597,622   $     475,031   $     870,805   $     991,968

Cost of Revenue                409,966          49,261         622,993          73,401
                         --------------  --------------  --------------  --------------
Gross Profit                   187,656         425,769         247,812         918,567

Operating  expenses:
Marketing                       26,934         138,072         242,318         618,715
Consulting services                -            30,000          96,800         213,647
Rent                            55,320          24,000          65,313          16,611
Payroll and related
  Benefits                      49,918          18,440          76,027             -
Selling, general and
  administrative expenses      141,554         224,402         387,416         135,988
                         --------------  --------------  --------------  --------------
Total operating expenses       273,726         434,914         867,874         984,961

Loss before other
  income (expense)             (86,070)         (9,145)       (620,062)        (66,394)

Other income (expense):
  Interest income                  -               -               -                64
  Interest expense                (616)            -            (8,239)            -
Loss on investment in
  Temporary Business
  Acquisition                      -               -          (253,054)       (129,854)
                         --------------  --------------  --------------  --------------
Total other income
  (expense)                       (616)            -          (261,293)       (129,790)

Net Loss                       (86,686)         (9,145)       (881,355)       (196,184)
                         ==============  ==============  ==============  ==============

Basic weighted average
  common shares
  outstanding                6,504,726       6,125,097       6,498,957       5,555,589
                         ==============  ==============  ==============  ==============

Basic Loss per
 common share            $      (0.013)  $      (0.001)  $      (0.136)  $      (0.035)
                         ==============  ==============  ==============  ==============





Read the accompanying notes to financials statements, which are an integral part of this financial statement.

INTERACTIVE MULTIMEDIA NETWORK, INC,
CONSOLIDATED STATEMENT OF SHAREHOLDERS' DEFICIT
SEPTEMBER 30, 2000


                                                                                              Reciev-                  Total
              Preferred Stock               Common Stock                                       ables                   Stock-
              -------------------  -------------------------------                            Shares                   holders'
                       Par                     Par                   Paid-in       Stock      Subscrip-                Equity/
              Shares Value Amount  Shares      Value      Amount     Capital       Options    tion       Deficit       (Deficit)
              ------ ----- ------  ----------  ---------  ---------  ------------  ---------  ---------  ------------  ---------
Balance,
April 01, 1998   -   $  -  $  -     5,757,964  $   0.001      5,758  $ 1,298,683   $     -    $     -    $(1,286,436)  $  18,005

September 199
 Issuance of
 common stock
 at $1.00 per
 share for
 services                               2,500      0.001          2         2498         -          -            -         2,500

September 1998
 Issuance of
 common stock
 at $1.00 per
 share for
 services                              25,000      0.001         25       24,975         -          -            -        25,000

December 1998
 Issuance of
 common stock
 at minimum
 value of
 $0.20 per share
 for services                        600,000     0.001        600      119,400          -         -             -      120,000

December 1998
 Capital Stock
 Reorganization                   (2,000,000)    0.001     (2,000)    (328,000)     330,000       -             -          -

December 1998
 Issuance of
 common stock at
 $0.50 per share
 for cash
and notes                          2,000,000     0.001       2,000      998,000          -     (656,560)         -      343,440

Issuance of
 common stock at
 par value in
acquisition  of
 bankrupted
 subsidiary                            4,000     0.001           4           (4)         -         -             -          -

March 1999
 Issuance of
 common stock
 at $1.00 per
 share for
 services                             35,000     0.001          35        34,965         -          -            -       35,000

March 1999
 Issuance of
 common stock
 at $1.50 per
 share in
 settlement of
 office rent
 agreement                            16,000      0.001         16        23,984         -          -            -       24,000

Net loss year
 ended March 31,
 1999                                                                                                        (196,184) (196,184)
              ------ ----- ------  ----------  ---------  ---------  ------------  ---------  ---------  ------------  ---------
Balance at
 March 31, 1999  -     -     -      6,440,464       -         6,440     2,174,501    330,000   (656,560)   (1,482,620)  371,761
              ------ ----- ------  ----------  ---------  ---------  ------------  ---------  ---------  ------------  ---------


Read the accompanying notes to financials statements, which are an integral part of this financial statement.

INTERACTIVE MULTIMEDIA NETWORK, INC,
CONSOLIDATED STATEMENT OF SHAREHOLDERS' DEFICIT (continued)
SEPTEMBER 30, 2000


                                                                                              Reciev-                  Total
              Preferred Stock               Common Stock                                       ables                   Stock-
              -------------------  -------------------------------                            Shares                   holders'
                       Par                     Par                   Paid-in       Stock      Subscrip-                Equity/
              Shares Value Amount  Shares      Value      Amount     Capital       Options    tion       Deficit       (Deficit)
              ------ ----- ------  ----------  ---------  ---------  ------------  ---------  ---------  ------------  ---------

August 1999 -
 Issuance of
 common stock
 at $0.50 per
 share for cash                       110,000      0.001        110        54,890        -          -             -     55,000

August 1999 -
 Issuance of
 common stock at
 $1.00 per share
 for  services                          65,000     0.001          65       64,935        -          -             -     65,000

December 1999 -
 Record receipts
 and write off
 uncollectable
 subscription
 receivable                                 -         -          -        (30,000)       -      656,560           -    626,560

March 31, 2000 -
 Write off
 receivable due
 from Ansam, Inc.,
 a related party                            -         -          -       (332,400)       -           -            -    (332,400)

Net loss year
 ended March 31,
 2000                                                                                                        (881,355) (881,355)
              ------ ----- ------  ----------  ---------  ---------  ------------  ---------  ---------  ------------  ---------
Balance,
 ending March
 31, 2000        -     -      -     6,615,464     0.001       6,615     1,931,926    330,000        -      (2,363,975)  (95,434)

Net loss six
 months ended
 September 30,
 2000 (Unaudited)                                                                                             (86,686)  (86,686)
              ------ ----- ------  ----------  ---------  ---------  ------------  ---------  ---------  ------------  ---------
Balance,
 ending
 September 30,
 2000
 (Unaudited)     -   $  -  $  -     6,615,464   $ 0.001   $   6,615   $ 1,931,926  $ 330,000  $    -     $(2,450,661) $(182,120)
              ====== ===== ======  ==========  =========  =========  ============  =========  =========  ============  =========

















Read the accompanying notes to financials statements, which are an integral part of this financial statement.

INTERACTIVE MULTIMEDIA NETWORK, INC,
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2000 AND 1999 (UNAUDITED)
FOR THE YEARS ENDED MARCH 31, 2000 1999

                                Six Months Ended             Years Ended
                         Sept. 30, 2000  Sept. 30, 1999  March 31, 2000  March 31, 1999
                           (Unaudited)    (Unaudited)
                         --------------  --------------  --------------  --------------
CASH FLOWS FROM OPERATING
  ACTIVITIES:
  Net Income (Loss)       $    (86,686)  $      (9,145)  $    (881,355)  $    (196,184)
Adjustments to reconcile
  net income (loss) to
  net cash used in
  operating  activities:
    Depreciation and
      Amortization              25,160           7,410          20,577          12,106
    Issuance of stock
      for services                 -            65,000          65,000         181,500
    Loss on investment
      in Temporary
      Business
      Acquisition                  -               -           253,054         129,854
    Accrued interest
      Shareholders loan            -               -            13,819             -
Changes in Operating
  assets and liabilities:
    Acounts Receivable             -          (293,850)         (6,350)            -
    Inventory                  (38,750)            -           (65,470)            -
    Other Current Assets         6,000        (253,054)         74,724        (103,124)
    Other Assets                   299        (131,254)        104,819             -
    Accounts Payable
      and Accrued
      Liabilities               84,671          61,518         117,242           1,206
                         --------------  --------------  --------------  --------------
Net cash provided
 by/(used in)
 operating activities           (9,306)       (553,375)       (303,941)         25,358

CASH FLOWS FROM
 INVESTING ACTIVITIES:
Purchase of Property
  and equipment                 (4,600)        (28,115)        (54,009)       (57,892)
Loss on writeoff
  of related party
  - Ansam, Inc.                    -               -          (332,400)           -
Loss on investment
  in Temporary Business
  Acquisition                      -               -          (253,054)      (249,637)
                         --------------  --------------  --------------  --------------
Net cash provided
  by/(used in)
  investing activities          (4,600)        (28,115)       (639,463)       (307,529)


Read the accompanying notes to financials statements, which are an integral part of this financial statement.

INTERACTIVE MULTIMEDIA NETWORK, INC,
CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2000 AND 1999 (UNAUDITED)
FOR THE YEARS ENDED MARCH 31, 2000 1999

                                Six Months Ended             Years Ended
                         Sept. 30, 2000  Sept. 30, 1999  March 31, 2000  March 31, 1999
                           (Unaudited)    (Unaudited)
                         --------------  --------------  --------------  --------------

CASH FLOWS FROM
  FINANCING ACTIVITIES:
Proceeds  from:
  Notes payable,
    principally related
    parties                        -             2,870             -             4,770
  Share subscriptions
     Collected                     -           410,893         626,560             -
  Loans from Shareholders        5,000          20,000         176,000             -
  Issuance of stock                -            55,000          55,000         368,440
                         --------------  --------------  --------------  --------------
Net cash provided
  by/(used in) financing
  activities                     5,000         488,763         857,560         373,210
                         --------------  --------------  --------------  --------------

Net increase (decrease)
  in cash and cash
  equivalents                   (8,906)        (92,727)        (85,844)         91,039
Cash and cash
  equivalents,
  beginning of period           10,958          96,802          96,802           5,763
                         --------------  --------------  --------------  --------------
Cash and cash
  equivalents,
  end of period          $       2,052   $       4,075   $      10,958   $      96,802
                         ==============  ==============  ==============  ==============



















Read the accompanying notes to financials statements, which are an integral part of this financial statement.

INTERACTIVE  MULTIMEDIA  NETWORK,  INC.
NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS
FOR  THE  NINE  MONTHS  ENDED  SEPTEMBER  30,  2000  (UNAUDITED)
FOR  THE  YEARS  ENDED  MARCH  31,  2000  AND  1999

NOTE  1  -  ORGANIZATION  AND  BASIS  OF  PRESENTATION

     Interactive Multimedia Network, Inc. (the "Company") was organized in the State of New Jersey on March 04, 1994 and reincorporated in the State of Delaware on June 13, 1995. The Company's primary business activity is marketing through multiple media channels for the purpose of facilitating on-line purchases of a variety of products and services.

     The Company has three subsidiaries: AutoSmart USA, Inc., a Nevada corporation and AutoSmart USA Leasing, Inc., a Florida corporation, which operate in tandem the vehicle sales operations of the Company. The third subsidiary, CPM Associates Holding Corp., is a New Jersey corporation.

     Interactive Multimedia Network, Inc. prepares its financial statements in accordance with generally accepted accounting principles. This basis of accounting involves the application of accrual accounting; consequently, revenues and gains are recognized when earned, and expenses and losses are recognized when incurred. Financial statement items are recorded at historical cost and may not necessarily represent current values.

NOTE  2  -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

Principles  of  Consolidation

     The consolidated financial statements include the accounts of the Company and all of its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

The consolidated financial statements do not include the accounts of a subsidiary which at December 31, 1999 filed Chapter 7 with the Bankruptcy Courts, since control was temporary.

Use  of  Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Certain amounts included in the financial statements are estimated based on currently available information and management's judgment as to the outcome of future conditions and circumstances. Changes in the status of certain facts or circumstances could result in material changes to the estimates used in the preparation of financial statements and actual results could differ from the estimates and assumptions. Every effort is made to ensure the integrity of such estimates.

Fair  value  of  Financial  Instruments

     The carrying amounts reported in the balance sheet for cash and cash equivalents, accounts receivable, other receivables, accounts payable and accrued expenses and other liabilities approximate fair value because of the immediate or short-term maturity of these financial instruments.

INTERACTIVE  MULTIMEDIA  NETWORK,  INC.
NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS
FOR  THE  NINE  MONTHS  ENDED  SEPTEMBER  30,  2000  (UNAUDITED)
FOR  THE  YEARS  ENDED  MARCH  31,  2000  AND  1999

NOTE  2  -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (continued):

Inventories

     Inventories are stated at the lower of cost or market determined by the LIFO method and specific identification.

Property  and  Equipment:

     Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives when the property and equipment is placed in service.

                                                    Estimate Useful Life
                                                          (In  Years)
          Furniture  and  fixtures                            7
          Equipment  &  Vehicles  .                           5
          Computer  Equipment  &  Software                    3

     Leasehold improvements are amortized over their estimated useful lives or the estimated useful lives of the leasehold improvements, whichever is shorter.

     The cost of fixed assets retired or sold, together with the related accumulated depreciation, are removed from the appropriate asset and depreciation accounts, and the resulting gain or loss is included in net earnings. Maintenance and repairs are expensed as incurred.

Revenue  Recognition

     Revenues are derived principally from services and commissions in the internet marketing arena and sales or commissions from the sale or lease of vehicles from dealers who have agreed to provide these vehicles to the company and its customer.

Recent  Accounting  Pronouncements:

     The Statement of Financial Accounting Standards Board (SFAS) No. 130, "Reporting Comprehensive Income," was issued by the Financial Accounting Standards Board (FASB) in June 1997. This Statement establishes standards for the reporting and display of comprehensive income and its components. Comprehensive income including, among other things, foreign currency translation adjustments and unrealized gains and losses on certain investments in debt and equity securities. This Statement is effective for fiscal periods beginning after December 15, 1997. The Company does not expect the adoption of this statements to have a material impact on its financial condition or results of operations.

     In June 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards Board (SFAS) No. 131, "Disclosure about Segments of an Enterprise and Related Information." This Statement establishes standards for reporting information about operating segments in annual financial statements, and requires that an enterprise report selected information about operating segments in interim reports issued to shareholders. This Statement is effective for fiscal periods beginning after December 15, 1997. The Company does not expect the adoption of this statements to have a material impact on its financial condition or results of operations.

INTERACTIVE  MULTIMEDIA  NETWORK,  INC.
NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS
FOR  THE  NINE  MONTHS  ENDED  SEPTEMBER  30,  2000  (UNAUDITED)
FOR  THE  YEARS  ENDED  MARCH  31,  2000  AND  1999

NOTE  2  -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (continued):

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards Board (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." This new standard establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that entities recognize all derivatives as either assets or liabilities in the consolidated balance sheet and measure those instruments at fair value.

Earnings  Per  Share  of  Common  Stock

     Basic earnings (loss) per share is computed using the weighted-average number of common shares outstanding during the period. Options and warrants are not considered since considering such items would have an antidilutive effect.

Unaudited  Interim  Consolidated  Financial  Statements

     The accompanying unaudited consolidated financial statements of Interactive Multimedia Networks, Inc. have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-QSB and Article 10 of Regulation S-X. The consolidated balance sheet as of September 30, 2000 , the consolidated statement of operations and cash flows for the six months ended September 30, 2000 and the consolidated statement of stockholders' deficit for the nine months ended September 30, 2000 reflect all adjustments consisting of normal recurring adjustments which, in the opinion of management, are necessary for a fair presentation of the results for the periods shown.

Statement  of  Cash  Flows

     For purposes of the statement of cash flows, the Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents.

NOTE  3  -  DETAILS  OF  FINANCIAL  STATEMENT  COMPONENTS

                                    September 30,           March 31,
                                        2000            2000          1999
                                    -------------  -------------  -------------
Property  and  Equipment:

Furniture and Fixtures              $     11,090   $     11,090   $      6,307
Equipment                                 25,449         20,849         13,446
Computer  Equipment                       56,816         56,816         29,312
Software                                 202,859        202,859        199,564
Website                                   53,250         53,250         53,250
Leasehold  Improvements                   11,025         11,025            -
                                    -------------  -------------  -------------
                                         360,489        355,889        301,879
Less: Accumulated depreciation and
    amortization                         268,316        243,156        222,578
                                    -------------  -------------  -------------
Property  and  equipment,  net            92,174   $    112,733   $      79,301

INTERACTIVE  MULTIMEDIA  NETWORK,  INC.
NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS
FOR  THE  NINE  MONTHS  ENDED  SEPTEMBER  30,  2000  (UNAUDITED)
FOR  THE  YEARS  ENDED  MARCH  31,  2000  AND  1999

NOTE  4  -  COMMITMENTS  AND  CONTIGENCIES

Leases:

     In February 1999, the Company entered into an agreement to lease office space for AutoSmart USA, IncThe initial term of the lease is for three years expiring in February 2002 with a renewal option for an additional three years. The monthly base rent amount is $6,000.

Litigation:

     The Company is a party to a legal action arising in the ordinary course of business. Management has retained the services of two law firms to defend this matter and it is their conclusion that the matter is totally without merit and a motion for summary judgement has been filed. Management does not expect any adverse effect on the Company to result from this matter.

NOTE  5  -  GOING  CONCERN

     The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The company reported a net loss of $86,686 for the six months ended September 30, 2000 as well as net losses of $881,355 and $196,184 for the years ended March 31, 2000 and 1999 respectively. Management anticipates that an additional investment of several million dollars will be needed to develop an effective sales and marketing program before the organization will generate sufficient cash flow from operations to meet current operating expenses and overhead. Management has continued to develop a strategic plan to develop a management team, maintain reporting compliance and seek new expansive areas in marketing through multiple media channels. Management intends to seek new capital from new equity security issuance's that will provide funds needed to increase liquidity, fund internal growth, and fully implement its business plan.

NOTE  6  -  TEMPORARY  BUSINESS  ACQUISITION

     On January 02, 1999, the Company, through its subsidiary CPM Holdings, Inc., acquired 80% of the common stock of Contracting, Planning, and Management Associates, Inc. ("CPM"), a wood products manufacturer located in Brentwood, New Hampshire. The transaction, which was to be accounted for as a purchase, involved the payment of $50,000 in cash to CPM's shareholders in exchange for stock. As part of the transaction, the Company obligated itself to provide working capital financing of $350,000 to CPM. As part of the acquisition, the Company acquired property and equipment with a fair value of $729,119 which is equivalent to the book value of the assets in CPM's records. These assets will be depreciated over lives of five to thirteen years. The Company also acquired control of inventory, receivables and other current assets valued at $336,454.

     On January 08, 1999, CPM (the "Debtor") filed petitions for relief under Chapter 11 of the federal bankruptcy laws in the United States Bankruptcy Court for the District of New Hampshire. Under Chapter 11, certain claims against the Debtor in existence prior to the filing of the petitions for relief under the federal bankruptcy laws are stayed while the Debtor continues business operations as Debtor-In-Possession.

INTERACTIVE  MULTIMEDIA  NETWORK,  INC.
NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS
FOR  THE  NINE  MONTHS  ENDED  SEPTEMBER  30,  2000  (UNAUDITED)
FOR  THE  YEARS  ENDED  MARCH  31,  2000  AND  1999

NOTE  6  -  TEMPORARY  BUSINESS  ACQUISITION (continued)

     The activities of the Company and CPM are not consolidated for the years ended March 31, 2000 and 1999 since the control of CPM was never achieved due to the January 08, 1999 Chapter 11 filing and the subsequent conversion by the bankruptcy court to a liquidation under Chapter 7 of the Bankruptcy Code in December 1999.

     Other than the original investment of $50,000, the Company had loaned an additional $332,909 as of December 31, 1999. This loan was to have interest paid at 8%. No interest has been accrued as of March 31, 2000 due to the uncollectibility from the court imposed liquidation of CPM. At March 31, 1999, the Company reduced its investment in the temporary controlled subsidiary with a charge to loss on investments in the amount of $50,000 for the stock investment. At March 31, 1999 the Company also reduced its notes receivable balance due from CPM by $79,854 which represented 40% of the outstanding balance. Due to the subsequent conversion by the bankruptcy court to a liquidation under Chapter 7 of the Bankruptcy Code in December 1999, the Company reduced its notes receivable balance at March 31, 2000 due from CPM to zero by charging $253,054 to loss on investments since the likelihood of collection from CPM is remote.

     CPM received additional loans in the amount of $332,400 from Ansam, Inc., a corporation controlled by the Verdiramo family (See Note 7).

NOTE  7  -  RELATED  PARTY  TRANSACTIONS

     The Company has been involved in periodic transactions, whereby money has been advanced to the former President of the Company and the former President of the Company has advanced money to the Company. As of March 31, 2000 the Company was obligated to the former President for a total of $2,870.

     The Company routinely sends funds to Small Business Development Group, Inc. a corporation owned solely by William J. Auletta. These funds are reimbursement of administrative expenses paid by Small Business Development Group on behalf of Interactive Multimedia Networks, Inc.

     Legal services to Interactive Multimedia Network, Inc. have been performed by Verdiramo & Verdiramo, P.AThis professional association is owned by Vincent
L. Verdiramo, the former President of Interactive Multimedia Network, Inc. and his son Vincent S. Verdiramo. Verdiramo & Verdiramo, P.A. is providing limited use of office space to Interactive Multimedia Networks, Inc. with no charge for rent.

     In December 1999 the Company loaned $332,400 to Ansam, Inc., an entity controlled by the Verdiramo family. The purpose of this loan was for Ansam to loan funds to Contracting, Planning and Management Associates, Inc.("CPM"), an entity which Interactive Multimedia Networks, Inc. acquired temporary control in January 1999 due to CPM filing a petition for relief under Chapter 11 of the federal bankruptcy laws in the United States Bankruptcy Court for the District of New Hampshire. In December 1999, the Bankruptcy Court converted the bankruptcy to a liquidation under Chapter 7 of the Bankruptcy Code. Ansam has notified Interactive Multimedia Networks, Inc. of its inability to repay the loan since it has not collected the funds necessary and considers the likelihood of collection from CPM are remote. At March 31, 2000, the entire receivable of $332,400 due from Ansam, Inc. has been written off and treated as a dividend to affiliate and applied against paid in capital.

INTERACTIVE  MULTIMEDIA  NETWORK,  INC.
NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS
FOR  THE  NINE  MONTHS  ENDED  SEPTEMBER  30,  2000  (UNAUDITED)
FOR  THE  YEARS  ENDED  MARCH  31,  2000  AND  1999

NOTE  7  -  RELATED  PARTY  TRANSACTIONS (continued)

    The Company has received loans and advances from stockholders during the year. These transactions are in the form of unsecured demand loans bearing interest of 8% per annum. The balance due at September 30, 2000 is $194,819 which includes approximately $7,500 accrued interest on these loans.

NOTE  8  -  STOCKHOLDER'S  EQUITY

Preferred  Stock

     The company has 5,000,000 shares of preferred stock with a par value of $0.001, which to date have never been issued. The preferred stock contains no voting privileges and is not entitled to accrue dividends or convert into shares of the Company's common stock.

Common  Stock

     During the period ending March 31, 1999, the Company issued 2,000,000 common stock shares under Regulation D, Rule 504 at $0.50 per share. These 2,000,000 common stock shares were not the same shares returned to the Company by Marion Verdiramo, nor did Marion Verdiramo participate in the Regulation D, Rule 504 offering (See Note 9). Another 25, 000 common shares were issued for cash at $1.00 per share and 637,500 common shares were issued for services at values of $0.20 to $1.00 per share. The Company valued these services at $157,500. The Company also issued 16,000 common shares for prepaid rent valued at $24,000 for its new subsidiary, AutoSmart USA, IncAs part of the failed acquisition of CPM, the Company had issued 4,000 shares of common stock for no additional value.

     As of March 31, 1999, outstanding stock subscriptions resulting from the Regulation D, Rule 504 issuance totaled $656,560 and were secured by the common stock. During the year ended March 31, 2000, $626,650 was collected from these subscriptions and $30,000 was deemed uncollectible and charged against paid-in capital.

     In August 1999, the Company issued 110,000 shares of common stock for $55,000 in cash. Also in 1999, the Company issued 65,000 shares of common stock in exchange for services valued at $65,000.

NOTE  9  -  OPTIONS  AND  WARRANTS

     In December 1998, Marion Verdiramo, a related party, returned 2,000,000 shares of common stock to the Company as part of a capital restructuring and in return received 2,000,000 common stock options at $0.10 per share which can be exercised any time during the subsequent three years. This exchange was believed to be beneficial to the Company as it reduced its outstanding float. These options were valued at $330,000 based upon the minimal value of the common stock at the time of the options' issuance.

     Marion Verdiramo has never been an employee, officer, director or independent consultant for the Company. Marion Verdiramo converted a loan to the Company for 2,000,000 shares of restricted common stock. Subsequently, those shares were never freed from restrictive legend and returned to the Company.

INTERACTIVE  MULTIMEDIA  NETWORK,  INC.
NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS
FOR  THE  NINE  MONTHS  ENDED  SEPTEMBER  30,  2000  (UNAUDITED)
FOR  THE  YEARS  ENDED  MARCH  31,  2000  AND  1999


NOTE  10  -  INCOME  TAXES

     The Company did not provide any current or deferred United States federal, state or foreign income tax provision or benefit for the period presented because it has experienced operating losses since inception. The Company has provided a full valuation allowance on the deferred tax asset, consisting primarily of net operating loss carryforwards, because of uncertainty regarding its realizability.

     PART  III

ITEM  1.  INDEX  TO  EXHIBITS.

3.1     Certificate  of  Incorporation  and  Amendments  thereto.              *
3.2     By-Laws  and  Amendments  thereto.                                     *
4.1     Common  Stock  Certificate                                             *
10.1    CPM  Associates,  Inc.  Acquisition  Agreement  December  1999         *
16.1    Letter  on  change  of  certifying  accountant                         *
21.1    Subsidiaries  of  the  registrant                                      *
23      Consent of Auditors                                             Attached
27      Financial  Data  Schedule                         Electronic Filing Only

*  Previously  filed

ITEM  2.     DESCRIPTION  OF  EXHIBITS.

The  Exhibits  required  by  this  item are included as set forth in the Exhibit
Index.

                                     SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration Statement to be signed on its behalf by the undersigned thereunto duly authorized.

     INTERACTIVE  MULTIMEDIA  NETWORK,  INC.

Date:  November  24,  2000                  /s/Richard  J.  Verdiramo
     --------------------------             ----------------------------------
                                            Richard  J.  Verdiramo,
                                            President,  CEO  and  Director

Date:  November  24,  2000                  /s/William  J.  Auletta
     --------------------------             ----------------------------------
                                            William  J.  Auletta,
                                            VP,  COO  and  Director